SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

FORM 6-K
TABLE OF CONTENTS

Page

Notice of Extraordinary General Meeting of Shareholders	1-11

Signatures	12

Exhibit Index	13

Date: November 14, 2006

ON TRACK INNOVATIONS LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (“Extraordinary General Meeting”, or “Meeting”) of On Track Innovations Ltd. (“Company”) will be held on Wednesday, December 20, 2006, at 08:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel, for the following purposes:

1.	To re-elect Mr. Eli Akavia to act as a director of the Company until the first general meeting of the Company to be held following the termination of thirty-six (36) month period commencing on his appointment.

2.	To approve the issuance of 2,827,200 ordinary shares of the Company (“Issued Shares”) to SuperCom Ltd. (“Seller”) pursuant to the Asset Purchase Agreement dated November 7, 2006, by and between the Company and Seller (“Agreement”), including grant by Seller of proxy covering the Issued Shares to the Company’s Chairman on behalf of the Company’s Board of Directors, or to whom the Company’s Board of Directors shall instruct and all other transactions set forth in the Agreement.

Necessary Votes

—	The affirmative vote of a majority of the shares voting on the matter is required to approve resolution 1 above.

—	The affirmative vote of a majority of the shares voting on the matter, including one of the following: (i) at least one third of the shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company, is required to approve resolution 2 above.

Record Date and Right to Vote

Only shareholders of record as of the close of trading on November 12, 2006 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  As of November 12, 2006, 15,605,585 of the ordinary shares of the Company (“Ordinary Shares”) were issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  A shareholder whose Ordinary Shares are (a) registered in his, her or its favor with a member of a stock exchange and (b) are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange shall be required to prove its ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a stock exchange, or a copy of the shareholder’s Israeli Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy holding at least 33 1/3% of the issued and outstanding Ordinary Shares (“Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Proxy

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at P.O.B 32, Rosh-Pina, Israel, at least 72 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Each shareholder that attends the Meeting shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to proposed resolution no. 2 specified above, advise the Company whether or not such shareholder is a controlling shareholders of the Company. Each shareholder that delivers a signed proxy to the Company should indicate therein whether or not such shareholder has a personal interest with regard to proposed resolution no. 2. Shareholders who do not indicate whether or not they have a personal interest in the said proposed resolution will not be eligible to vote their Ordinary Shares as to such proposed resolution. Pursuant to the Israeli Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

To the extent you would like to state your position with respect to any of the proposed resolutions described above, in addition to any right you may have under applicable law, pursuant to regulations under Israeli Companies Law, you may do so by delivery of a notice to the Company’s offices not later than November 22, 2006. The Company’s Board of Directors may respond to your notice not later than November 27, 2006.

Following the Meeting, one or more shareholders holding, as of the Record Date, at least 780,279 Ordinary Shares, which represent approximately five percent (5%) of the total voting rights in the Company, or five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the proxies submitted to the Company at the Company’s offices during business hours.

By order of the Board of Directors /s/ Oded Bashan —————————————— On Track Innovations Ltd.

Date: November 14, 2006

Ownership Certificate

Company’s name: On Track Innovations Ltd.
Company's Reg. No. 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder: (if there are several joint owners of the shares, their details should be included)
(1)	Name of shareholder ______________
(2)	I.D. No. __________________

If shareholder does not hold an Israeli I.D. –
Passport No. ______________    Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation –
Registration No. ___________      Country of incorporation _____________

(3)	Record Date for which this certificate is granted November 12, 2006

Details of the Shares:

(1)	Name of the security – Ordinary Share;
Par value - N.I.S 0.1 ;
ISIN code – IL 009248951
(2)	No. of Shares – _______________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member: _______________            Date: ______________

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (“Extraordinary General Meeting”, or “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Wednesday, December 20, 2006, at 08:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel.

SOLICITATION OF PROXIES

        It is proposed that at the Extraordinary General Meeting, resolutions shall be adopted as follows:

1.	To re-elect Mr. Eli Akavia to act as a director of the Company until the first general meeting of the Company to be held following the termination of thirty-six (36) month period commencing on his appointment.

2.	To approve the issuance of 2,827,200 Ordinary Shares (“Issued Shares”) to SuperCom Ltd. (“Seller”) pursuant to the Asset Purchase Agreement dated November 7, 2006, by and between the Company and Seller (“Agreement”), including grant by Seller of proxy covering the Issued Shares to the Company’s Chairman on behalf of the Company’s Board of Directors, or to whom the Company’s Board of Directors shall instruct and all other transactions set forth in the Agreement.

        A form of proxy for use at the Meeting is enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if the shareholder attends the Extraordinary General Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if the proxy is properly executed and received by the Company prior to the Meeting, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above.  If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Extraordinary General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to the Company’s registered shareholders on or about November 14, 2006 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

        Only shareholders of record as of the close of trading on November 12, 2006 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  As of November 12, 2006, the Company had 15,605,585 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  A shareholder whose Ordinary Shares are (a) registered in his or her favor with a member of a stock exchange and (b) are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove its ownership of such shares as of the Record Date, by providing the Company at least 72 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a stock exchange, or a copy of the shareholder’s Israeli Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

        Under the Articles of Association of the Company (“Articles”), no business may be transacted at any shareholders’ meeting, unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 33 1/3% of the issued and outstanding ordinary shares (“Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

Each shareholder that attends the Meeting shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to the proposed resolution in Item 2 specified below, shall advise the Company whether or not such shareholder is a controlling shareholders of the Company. Each shareholder that delivers a signed proxy instrument to the Company should indicate therein whether or not such shareholder has a personal interest with regard to the proposed resolution in Item 2. Shareholders who do not indicate whether or not they have a personal interest in the said proposed resolution will not be eligible to vote their Ordinary Shares as to such proposal. Pursuant to the Israeli Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

To the extent you would like to state your position with respect to any of the proposals described above, in addition to any right you may have under applicable law, pursuant to regulations under Israeli Companies law, you may do so by delivery of a notice to the Company’s offices not later than November 22, 2006. The Company’s Board of Directors may respond to your notice not later than November 27, 2006.

Following the Meeting, one or more shareholders holding, as of the Record Date, at least 780,279 ordinary shares, which represent approximately five percent (5%) of the total voting rights in the Company, or five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the proxies submitted to the Company at the Company’s offices during business hours.

ITEM 1

REELECTION OF DIRECTOR

        Under the Articles, each director, other than (a) External Directors, as such term is defined in the Israeli Companies Law of 1999 (“External Director”), and (b) a director elected to fill a vacancy in accordance with the Articles, serves until the first General Meeting of the Company to be held following termination of the thirty six (36) month period commencing on such director’s appointment. The foregoing provision does not apply to Mr. Oded Bashan and Mr. Ronnie Gilboa, who may be replaced or removed only by an affirmative vote of 75% of the Company’s shareholders entitled to vote and voting in person or by proxy at a General Meeting.

        We currently have a full board consisting of seven (7) directors, including three (3) External Directors (where Mr. Akavia is not an External Director).

        In the event Mr. Eli Akavia should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why Mr. Eli Akavia, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Mr. Eli Akavia.

        The following biographical information is supplied with respect to the person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominee.

        Eli Akavia serves as a director and a member of the Company’s Audit Committee, having served in that position since December 2003. Mr. Akavia is an independent consultant. Until 2002, Mr. Akavia worked for Luboshitz Kasierer, an Israeli auditing firm (formerly a member firm of Arthur Andersen and currently apart of Ernst & Young, Israel) for 30 years, first as an employee and later as a senior partner. Mr. Akavia’s roles at Luboshitz Kasierer included: Head of Audit Department; Head of Hi Tech Division; and Partner in charge of the Firm Professional Standards Group. He specialized in high-tech companies and accumulated invaluable experience in US GAAP and SEC rules. Mr. Akavia has participated in his professional capacity in a large number of companies’ initial public offerings in the United States.

        It is proposed that at the Extraordinary General Meeting the following resolution be adopted:

        “RESOLVED, that Mr. Eli Akavia is hereby reelected to act as a director of the Company until the first general meeting of the Company to be held following the termination of thirty-six (36) month period commencing on such his appointment.”

        The affirmative vote of a majority of the shares voting on the matter is required for the approval of this matter.

        The Board of Directors recommends a vote FOR the election of the said nominee.

ITEM 2

APPROVAL OF THE ASSET PURCHASE AGREEMENT

        On November 7, 2006, we entered into a definitive agreement (the “Agreement”) to acquire certain assets of SuperCom Ltd. (“SuperCom”) specified in the Agreement, consisting, among others, the assets of SuperCom’s smart-ID Division (the “Sale”) against the issuance of 2,827,200 unregistered ordinary shares of the Company (the “Consideration Shares”) (which represents approximately 15.4% of our issued and outstanding share capital following such issuance).

        The Consideration Shares shall be subject to a lock-up undertaking (“Lock-Up”) pursuant to which SuperCom will not offer, sell, transfer or otherwise dispose of the Consideration Shares, except as set forth in an agreed-upon schedule permitting transfers of one-seventh (1/7th) of the Consideration Shares every three months beginning on the closing date of the Sale. Based on said schedule, the Consideration Shares will be subject to the Lock-Up up to 18 months after the closing date of the Sale. Additionally, SuperCom has granted the Company’s Chairman, on behalf of the Company’s Board of Directors, or to whom the Company’s Board of Directors will instruct an irrevocable proxy on each Consideration Share until the sale or transfer of such Consideration Share by SuperCom to an unaffiliated third party in an arm’s-length transaction, subject to the Lock-Up.

        The obligations of the parties to close the Sale are subject to customary closing conditions, including the approval by our shareholders, in connection with which this Proxy is being solicited. The parties expect to close the Sale by the end of the year.

        The Company has also undertaken to cause, with SuperCom’s cooperation, for a $2,500,000 loan (the “Loan”) to be extended to SuperCom by a financial institution. The Loan will be secured by the Consideration Shares and will be repaid from the first proceeds received from the sale of the Consideration Shares sold by SuperCom, but not later than 18 months after the Closing Date.

        The description of terms and conditions of the Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

        In connection with the Agreement and as a condition precedent to the closing of the Sale, the parties have agreed to execute a registration rights agreement (“Registration Rights Agreement”) with respect to the Consideration Shares. Pursuant to the Registration Rights Agreement, the Company will file a registration statement registering the Consideration Shares (“Registration Statement”) within the later of: (i) 90 days after the closing of the Sale, and (ii) 45 days after receipt of all required information from SuperCom to file the registration statement). Subject to certain exceptions, if the Company fails to file the Registration Statement by the above dates (or get the Registration Statement declared effective within a certain time period) the Company will be subject to certain pro rata cash payments to SuperCom as liquidated damages.

        The form of Registration Rights Agreement is attached as an exhibit to the Agreement, which is attached hereto as Exhibit 10.1. The description of the terms and conditions of the Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is incorporated herein by reference.

        In connection with the Agreement and as a condition precedent to the closing of the Sale, the parties have agreed to execute a service and supply agreement (“Service Agreement”) pursuant to which the Company shall (i) act as a sub-contractor and provide services, products and materials necessary to complete those existing projects of SuperCom which are not assigned to it; and (ii) grant SuperCom an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license to use certain intellectual property rights transferred to the Company as part of the Sale, for use (to the extent required), in connection with SuperCom’s obligations under the existing non-assigned projects. In consideration for these services, products, materials and this license, SuperCom will pay the Company certain specified payments. Upon the renewal of the existing projects, SuperCom will take all necessary actions to assign them to the Company.

        With regard to potential projects which have not yet been formalized by agreement, SuperCom has undertaken to use its best efforts, subject to the consent of all parties, to assign to the Company all rights and interest in such potential projects. In the event such potential projects are not assigned, SuperCom will act as the main contractor and the Company will act as sub-contractor on such projects and SuperCom would be entitled to certain fees from the Company for each of the non-assigned potential projects.

        The form of Service Agreement is attached as an exhibit to the Agreement, which is attached hereto as Exhibit 10.1. The description of the terms and conditions of the Service Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Service Agreement, which is incorporated herein by reference.

        It is proposed that at the Extraordinary General Meeting the following resolution be adopted:

        “RESOLVED, that the issuance of 2,827,200 ordinary shares of the Company (“Issued Shares”) to SuperCom Ltd. (“Seller”) pursuant to the Asset Purchase Agreement dated November 7, 2006, by and between the Company and Seller (“Agreement”), including grant by Seller of proxy covering the Issued Shares to the Company’s Chairman on behalf of the Company’s Board of Directors, or to whom the Company’s Board of Directors shall instruct and all other transactions set forth in the Agreement, are hereby approved.”

        The affirmative vote of a majority of the shares voting on the matter, is required for the approval of this matter, including one of the following: (i) at least one third of the Ordinary Shares of the shareholders that do not have a personal interest (as such term is defined in the Israeli Companies Law of 1999) in the resolution voted for the matter; or (ii) the total number of shares of shareholders not having a personal interest in the resolution voted against the resolution does not exceed one percent (1%) of the voting rights in the Company.

The Board of Directors recommends a vote FOR said resolution.

On Track Innovations Ltd.

INSTRUMENT OF APPOINTMENT OF PROXY

I/we, ____________________ of ________________________ being a Shareholder of
            (Name of Shareholder)                             (Address)

On Track Innovations Ltd. (the "Company") hereby appoint (Please mark one alternative) (hereinafter the "Proxy"):

☐	Mr. Oded Bashan / Mr. Ronnie Gilboa / Ms. Avital Rozenberg

☐	_________________________ of _____________________
(Name of Proxy) (Address)

as my proxy to vote for me and on my behalf at an Extraordinary General Meeting of the shareholders of the Company to be held on Wednesday, December 20, 2006, at 08:00 A.M. (Israel time), at the offices of the Company in Rosh-Pina, Israel, and at any adjournments thereof.

Unless expressly instructed otherwise in writing, signing this proxy shall be deemed as an instruction to the Proxy to vote “FOR” for resolutions 1 and 2 on the agenda.

Please mark one alternative for the proxy to be valid:

☐	I do have a personal interest with regard to the proposed resolution set forth in Item 2.

☐	I do not have a personal interest with regard to the proposed resolution set forth in Item 2.

Please mark one alternative for the proxy to be valid:

☐	I am a “Controlling Shareholder”, as such term is defined in the Israeli Companies Law.

☐	I am not a “Controlling Shareholder”, as such term is defined in the Israeli Companies Law.

Signed this __ of ________, 2006.

____________________________
     (Signature of Appointer)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 14, 2006

Exhibit Index

10.1	Asset Purchase Agreement dated November 7, 2006, by and between the Company and Seller